Quaterra Resources Completes Shares for Debt Settlement

November 12, 2021, Vancouver, British Columbia - Quaterra Resources Inc. (the "Company") (TSX-V: QTA) (OTCQB: QTRRF) announces that, further to its news release dated October 21, 2021 it has completed the debt settlement by issuing 403,665 common shares of the Company at a deemed price of $0.0825 per share.  The total amount settled was $33,302.42, and the price per share originally announced was adjusted from $0.075 to $0.0825.

The common shares issued in connection with the debt settlement is subject to a four-month hold period.

On behalf of the Board of Directors,

Stephen Goodman

President

For more information please contact:

Karen Robertson

Corporate Communications

778-898-0057

Email: info@quaterra.com

Website: www.quaterra.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.